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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                (AMENDMENT NO. 1)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            ARV Assisted Living, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    00204C107
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                                 (CUSIP Number)

                               Douglas M. Pasquale
                          c/o ARV Assisted Living, Inc.
                              245 Fischer Ave., D-1
                              Costa Mesa, CA 92626
                                 (714) 751-7400

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP No. 00204C107                    13D            Page  2    of   5    Pages
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DOUGLAS M. PASQUALE
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          NOT APPLICABLE
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                 [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

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  NUMBER OF                7     SOLE VOTING POWER                    1,137,780
   SHARES               -------------------------------------------------------
BENEFICIALLY               8     SHARED VOTING POWER                          0
  OWNED BY              -------------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER               1,137,780
 REPORTING              -------------------------------------------------------
PERSON WITH               10     SHARED DISPOSITIVE POWER                     0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,137,780
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.5%
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14        TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 00204C107                    13D            Page  3    of   5    Pages
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ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended to add the following general information:

         On January 3, 2003, Prometheus Assisted Living LLC ("Prometheus"), Jenny Merger Corp., a wholly-owned subsidiary of Prometheus ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Merger Sub will merge (the "Merger") with and into the Issuer, with the Issuer being the surviving entity (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of the Issuer's common stock outstanding immediately prior to the Effective Time (other than shares owned by Prometheus or by LFSRI II Assisted Living LLC as a result of the exercise of that certain warrant to purchase shares of the Issuer's common stock dated April 24, 2000) will be converted into the right to receive $3.90 (the "Merger Consideration") in cash, without interest, and each holder of a stock option granted by the Issuer to purchase shares of the Issuer's common stock will receive in cash, without interest, for each share of Common Stock subject to such option, the excess, if any, of the Merger Consideration over the exercise price per share of such option. Upon the closing of the Merger, all of the Reporting Person's options to purchase Common Stock will be treated as set forth in the foregoing sentence. The Reporting Person currently owns options to purchase a total of 1,250,000 shares of Common Stock of the Issuer. Upon consummation of the Merger, Prometheus will be the beneficial owner of 100% of the capital stock of the Surviving Corporation.

         A special committee of the board of directors, of which the Reporting Person was not a member, unanimously recommended the Merger and the Merger Agreement to the Issuer's full board of directors, of which the Reporting Person is a member. Based upon that recommendation, the Issuer's board of directors unanimously approved the transaction, including the Merger Agreement. Pursuant to the Merger Agreement, the board of directors and the special committee of the board of directors that recommended the Merger must recommend the transaction to the Issuer's stockholders unless they determine in good faith, based on such matters as they deem relevant and after receiving advice of outside counsel, that failing to withdraw, modify or change their recommendation would be reasonably likely to result in a breach of their fiduciary duties under applicable law.

         The Merger is subject to various terms and conditions as set forth in the Merger Agreement and additional information regarding the Merger, its terms and conditions and the timing of various events pursuant to the Merger will be forthcoming from the Issuer in its proxy materials, as discussed below.

         Additional information regarding the Merger may be found in a press release filed by the


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CUSIP No. 00204C107                    13D            Page  4    of   5    Pages
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Issuer with the SEC at the SEC's web site at http://www.sec.gov on January 9,
2003. The Merger Agreement may be obtained at the SEC's web site as it was filed with the SEC by Prometheus (and certain related parties) as Exhibit 1 to Amendment No. 17 to Schedule 13D on January 6, 2003. In connection with the Merger, the Issuer will file a proxy statement with the SEC, which, when filed, will also be available through the SEC's web site at http://www.sec.gov and will contain additional information regarding the Merger and the Merger Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 to this Amendment No. 1 is incorporated herein by reference.




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CUSIP No. 00204C107                    13D            Page  5    of   5    Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date: January 14, 2003


                                      /s/ Douglas M. Pasquale
                                     -----------------------------------------
                                     Douglas M. Pasquale